Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-239610

GS Finance Corp. $32,379,000 Equity-Linked Notes due 2028 guaranteed by The Goldman Sachs Group, Inc.

This prospectus supplement addendum relates to $379,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this prospectus supplement addendum. $32,000,000 principal amount of the notes, which we call the “original notes,” were issued on February 24, 2021, as described in the accompanying prospectus supplement no. 1,689 dated February 17, 2021.  The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (40057FJM7) and ISIN (US40057FJM77) numbers. In this prospectus supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 1,689 dated February 17, 2021, the accompanying prospectus supplement dated July 1, 2020 and the accompanying prospectus dated July 1, 2020.

You should read the additional disclosure in the accompanying prospectus supplement no. 1,689 dated February 17, 2021 so that you may better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-9 of the accompanying prospectus supplement no. 1,689 dated February 17, 2021.

The estimated value of your reopened notes at the time the terms of your reopened notes are set on February 24, 2021 is equal to approximately $986 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	February 26, 2021	Original issue price:	97.34% of the face amount of the reopened notes
Underwriting discount:	0.375% of the face amount of the reopened notes	Net proceeds to the issuer:	96.965% of the face amount of the reopened notes

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Prospectus Supplement No. 1,689 Addendum dated February 24, 2021.

We may decide to sell additional notes after the date the reopened notes were traded (February 24, 2021) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp., may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your reopened notes at the time the terms of your reopened notes are set on February 24, 2021 (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $986 per $1,000 face amount, which is less than the original issue price of the reopened notes. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) on February 24, 2021 and the value that GS&Co. will initially use on February 24, 2021 for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing of your reopened notes, plus an additional amount (which initially, on the trade date for the original notes, was equal to $10 per $1,000 face amount).

Prior to May 17, 2021, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your reopened notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing of the original notes through May 16, 2021). On and after May 17, 2021, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your reopened notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●Prospectus supplement no. 1,689 dated February 17, 2021

●Prospectus supplement dated July 1, 2020

●Prospectus dated July 1, 2020

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

The index stock

The index stock issuer is Merck & Co., Inc. According to publicly available information, Merck & Co., Inc. is a healthcare company.

Where Information About the Index Stock Issuer Can Be Obtained

The index stock is registered under the Securities Exchange Act of 1934.  Companies with securities registered under the Exchange Act are required to file financial and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically.  Information filed by the index stock issuer with the SEC electronically can be reviewed through a web site maintained by the SEC.  The address of the SEC’s web site is sec.gov.  Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number 001-06571.

Information about the index stock issuer may also be obtained from other sources such as press releases, newspaper articles and other publicly available documents.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the index stock issuer with the SEC.

We Obtained the Information About the Index Stock Issuer From the Index Stock Issuer’s Public Filings

This prospectus supplement addendum relates only to your notes and does not relate to the index stock or other securities of the index stock issuer.  We have derived all information about the index stock issuer in this prospectus supplement addendum from the publicly available information referred to in the preceding subsection.  We have not participated in the preparation of any of those documents or made any “due diligence” investigation or inquiry with respect to the index stock issuer in connection with the offering of your notes.  Furthermore, we do not know whether all events occurring before the date of this prospectus supplement addendum — including events that would affect the accuracy or completeness of the publicly available documents referred to above, the trading price of the index stock and, therefore, the exchange value — have been publicly disclosed.  Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the index stock issuer could affect the value you will receive on the stated maturity date, and therefore, the market value of your notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the index stock.

We or any of our affiliates may currently or from time to time engage in business with the index stock issuer, including making loans to or equity investments in the index stock issuer or providing advisory services to the index stock issuer, including merger and acquisition advisory services.  In the course of that business, we or any of our affiliates may acquire non-public information about the index stock issuer and, in addition, one or more of our affiliates may publish research reports about the index stock issuer.   As an investor in your notes, you should undertake such independent investigation of the index stock issuer as in your judgment is appropriate to make an informed decision with respect to an investment in your notes.

Historical Closing Prices of the Index Stock

The following information supplements the information provided in the accompanying prospectus supplement no. 1,689 dated February 17, 2021. The closing prices of the index stock have fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the index stock has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing prices of the index stock during any period shown below is not an indication that the index stock is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical prices of the index stock as an indication of the future performance of the index stock, including because of the recent volatility described above.  We cannot give you any assurance that the future performance of the price of the index stock will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the index stock. Before investing in the reopened notes, you should consult publicly available information to determine the prices of the index stock between the date of this prospectus supplement addendum and the date of your purchase of the reopened notes and, given the recent volatility described above, you should pay particular attention to recent prices of the index stock. The actual performance of the index stock over the life of the reopened notes, as well as the amount payable on the stated maturity date, may bear little relation to the historical prices shown below.

The graph below shows the daily historical closing prices of the index stock from January 1, 2016 through February 24, 2021. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities. We obtained the closing prices in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of Merck & Co., Inc.

Closing Level
100
80
60
40
20
0
Jan-2016
Jan-2017
Jan-2018
Jan-2019
Jan-2020
Jan-2021

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-39 of the accompanying prospectus supplement no. 1,689. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $5,000.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the reopened notes specified on the front cover of this prospectus supplement addendum. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement addendum.

We will deliver the reopened notes against payment therefor in New York, New York on February 26, 2021.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the reopened notes offered by this prospectus supplement addendum have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such reopened notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such reopened notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 1, 2020, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 1, 2020.